Ebix, Inc.

February 10, 2021

VIA EDGAR AND U.S. MAIL

Jan Woo

Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ebix, Inc.
Registration Statement on Form S-4
File No. 333-235963

Dear Ms. Woo:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Ebix, Inc. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-4 (File No. 333-235963), together with all exhibits thereto, initially filed with the Commission on January 17, 2020 (the “Registration Statement”).

The Company has determined not to proceed with the merger with Yatra Online, Inc. at this time and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act. The Company confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited as an offset to the filing fees for future registration statements. Please provide a copy of the order granting the withdrawal of the Registration Statement to the undersigned via email at Charles.HarrellJr@Ebix.com, with a copy to Susan V. Sidwell of Bass, Berry & Sims PLC, our legal counsel, via email at ssidwell@bassberry.com.

Your assistance in this matter is greatly appreciated. Please contact Susan V. Sidwell, of Bass, Berry & Sims PLC, at (615) 742-6264, if you have any questions concerning this request.

Sincerely,

Ebix, Inc.

By:	/s/ Charles M. Harrell, Jr.
Name:	Charles Harrell, Jr.
Title:	General Counsel